 ---------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 -----------


                                  FORM 11-K




           /X/ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
                    For the Fiscal Year Ended July 31, 1994

                                      OR

           / / Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
                    For the transition period from ________ to ________


                       COMMISSION FILE NUMBER 33-14009


                     A.  Full title of the Plan:
         Campbell Soup Company Employee Savings and Stock Bonus Plan


        B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
    Campbell Soup Company, Campbell Place, Camden, New Jersey  08103-1799


 ---------------------------------------------------------------------------

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Administrative Committee
and Participants of the
Campbell Soup Company Employee
Savings and Stock Bonus Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the financial position of Campbell Soup Company Employee Savings and Stock Bonus Plan (the ``Plan'') at July 31, 1994 and 1993 and the changes in its financial position for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Administrative Committee of the Plan; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules included as Exhibits I and II are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/PRICE WATERHOUSE LLP
- -----------------------
PRICE WATERHOUSE LLP
Philadelphia, PA
September 30, 1994

               CAMPBELL SOUP COMPANY SAVINGS AND STOCK BONUS PLAN



     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                 JULY 31, 1994
                       (000s omitted from dollar amounts)



                                                                     FUND INFORMATION - NOTES 1 AND 2
                                                 ---------------------------------------------------------
                                                   GOVERNMENT     CAMPBELL SOUP    VANGUARD   DISCRETIONARY
                                                   SECURITIES     COMPANY STOCK  WINDSOR FUND     TRUST           TOTAL
                                                 ----------------------------------------------------------------------
ASSETS
  Cash.......................................                                  $1           $101                   $102

  Investments:
    Investments, at cost.....................          $2,768                                                     2,768
    Investments, at fair value...............                              29,177          2,831     $27         32,035
    Short-term investment fund...............               5                  10              5      20             40
                                                 ----------------------------------------------------------------------
      Total Investments......................           2,773              29,187          2,836      47         34,843
                                                 ----------------------------------------------------------------------
  Receivables:
    Dividends and interest...................                                 219                                   219
    Employer/participants' contributions.....              76                 667             59                    802
    Other....................................              77                                                        77
                                                 ----------------------------------------------------------------------
      Total Receivables......................             153                 886             59       0          1,098
                                                 ----------------------------------------------------------------------
LIABILITIES
  Payables...................................               1                   1                                     2
                                                 ----------------------------------------------------------------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS.......          $2,925             $30,073         $2,996     $47        $36,041
                                                 ======================================================================

   The accompanying notes are an integral part of these financial statements.

              CAMPBELL SOUP COMPANY SAVINGS AND STOCK BONUS PLAN



     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                 July 31, 1993
                      (000s omitted from dollar amounts)



                                                                    FUND INFORMATION - NOTES 1 AND 2
                                                ----------------------------------------------------------
                                                  GOVERNMENT     CAMPBELL SOUP    VANGUARD   DISCRETIONARY
                                                  SECURITIES     COMPANY STOCK  WINDSOR FUND     TRUST           TOTAL
                                                ----------------------------------------------------------------------
ASSETS
    Investments, at cost.....................       $2,766                                                      $2,766
    Investments, at fair value...............                     $28,472         $2,707            $26         31,205
    Short-term investment fund...............           16              9              5             20             50
                                                ----------------------------------------------------------------------
        Total Investments....................        2,782         28,481          2,712             46         34,021
                                                ----------------------------------------------------------------------
  Receivables:
     Dividends and interest.....                                      197                                          197
     Employer/participants' contributions....           81            722             47                           850
     Other...................................          149                                                         149
                                                ----------------------------------------------------------------------

        Total Receivables....................          230            919             47              0          1,196
                                                ----------------------------------------------------------------------
LIABILITIES
  Payables...................................           78             21                                           99
                                                ----------------------------------------------------------------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS....          $2,934        $29,379         $2,759            $46        $35,118
                                                ======================================================================

   The accompanying notes are an integral part of these financial statements.

              CAMPBELL SOUP COMPANY SAVINGS AND STOCK BONUS PLAN


     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND
                                  INFORMATION
                           YEAR ENDED JULY 31, 1994
                      (000s omitted from dollar amounts)


                                                             FUND INFORMATION - NOTES 1 AND 2
                                               ---------------------------------------------------------
                                                GOVERNMENT   CAMPBELL SOUP    VANGUARD     DISCRETIONARY
                                                SECURITIES   COMPANY STOCK   WINDSOR FUND      TRUST       TOTAL
                                               ------------------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

  Investment income:
    Unrealized appreciation
     in fair value of
     investments (Note 4)...............                              $894             $7             $1     $902
    Net realized gain on sale
     of investments.....................                               101              9                     110
    Interest............................                                15              1                      16
    Dividends...........................                               871            243                   1,114
                                               ------------------------------------------------------------------
                                                         $0          1,881            260              1    2,142
                                               ------------------------------------------------------------------
  Contributions:
    Employer............................                             2,573                                  2,573
    Participants........................                794          4,668            499                   5,961
                                               ------------------------------------------------------------------
                                                        794          7,241            499              0    8,534
                                               ------------------------------------------------------------------
    TOTAL ADDITIONS                                     794          9,122            759              1   10,676
                                               ------------------------------------------------------------------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

  Distributions.........................                862          8,380            522                   9,764
  Transfers.............................                (59)            48                                    (11)
                                               ------------------------------------------------------------------
    TOTAL DEDUCTIONS                                    803          8,428            522              0    9,753
                                               ------------------------------------------------------------------
     NET INCREASE(DECREASE)                              (9)           694            237              1      923
NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year.....................              2,934         29,379          2,759             46   35,118

                                               ------------------------------------------------------------------
  End of year...........................             $2,925        $30,073         $2,996            $47  $36,041
                                               ==================================================================




   The accompanying notes are an integral part of these financial statements

              CAMPBELL SOUP COMPANY SAVINGS AND STOCK BONUS PLAN


     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND
                                  INFORMATION
                           YEAR ENDED JULY 31, 1993
                      (000s omitted from dollar amounts)


                                                                FUND INFORMATION - NOTES 1 AND 2
                                                ---------------------------------------------------------
                                                 GOVERNMENT   CAMPBELL SOUP    VANGUARD     DISCRETIONARY
                                                 SECURITIES   COMPANY STOCK   WINDSOR FUND      TRUST        TOTAL
                                                -------------------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

  Investment income:
    Unrealized appreciation
     (depreciation) in fair value of
     investments (Note 4)...............                            ($1,573)          $280             $1   ($1,292)
    Net realized gain on sale
     of investments.....................                                224              4                      228
    Interest............................                  $2              8                             2        12
    Dividends...........................                                737            141                      878
                                                -------------------------------------------------------------------
                                                           2           (604)           425              3      (174)
                                                -------------------------------------------------------------------
  Contributions:
    Employer............................                              2,625                                   2,625
    Participants........................                 831          4,759            473                    6,063
                                                -------------------------------------------------------------------
                                                         831          7,384            473              0     8,688
                                                -------------------------------------------------------------------
    TOTAL ADDITIONS                                      833          6,780            898              3     8,514
                                                -------------------------------------------------------------------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

  Distributions.........................                 724          8,087            691                    9,502
  Transfers.............................                  57             32                                      89
                                                -------------------------------------------------------------------
    TOTAL DEDUCTIONS                                     781          8,119            691              0     9,591
                                                -------------------------------------------------------------------
     NET INCREASE(DECREASE)                               52         (1,339)           207              3    (1,077)
NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year.....................               2,882         30,718          2,552             43    36,195

                                                -------------------------------------------------------------------
  End of year...........................              $2,934        $29,379         $2,759            $46   $35,118
                                                ===================================================================




   The accompanying notes are an integral part of these financial statements

              CAMPBELL SOUP COMPANY SAVINGS AND STOCK BONUS PLAN


                         NOTES TO FINANCIAL STATEMENTS
                            JULY 31, 1994 AND 1993



NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

        ACCOUNTING METHOD:
The financial statements have been prepared on the accrual basis of accounting.

        INVESTMENTS:
The assets of the Campbell Soup Company Employee Savings and Stock Bonus Plan (the "Plan"), except for the United States Savings Bonds, are carried at current value. The current value of the Campbell Soup Company capital stock is based upon reported market information. Current value for Vanguard Windsor mutual fund shares is determined by the net asset value of the shares as reported by the fund.

Dividend income is recorded on the ex-dividend date and interest is accrued as earned. Realized gains or losses on the sale of investments are determined based on historical average cost. Such gains and losses are computed on a current value basis for Form 5500. The difference may result in a differing classification between realized and unrealized, but the total gain or loss will be unaffected.

United States Savings Bonds are carried at cost and the interest income on these bonds is not accrued since these bonds are distributed to the participants "in kind" and the income accrues directly to the participants, not to the Plan.

        OTHER ASSETS AND LIABILITIES:
Receivables include savings bonds purchased and due. Payables include amounts due for securities purchased and assets due to other Campbell Soup Company benefit plans.

        PAYMENT OF BENEFITS:
Benefits are recorded when paid.

        RECLASSIFICATION:
Certain amounts in the accompanying financial statements have been reclassified for comparative purposes.

NOTE 2 - DESCRIPTION OF THE PLAN

The purpose of the Plan is to provide employees of Campbell Soup Company (the "Company") and its subsidiaries an opportunity to acquire capital stock of the Company and to encourage them to save part of their income on a regular basis. Employees at certain domestic locations of the Company and its subsidiaries are eligible for participation in the Plan after one year of service. Employees who are subject to a collective bargaining agreement are eligible to participate in the Plan only if the agreement provides for such participation in the Plan. Participation in the Plan is on a voluntary basis. The Plan is supervised, administered, and interpreted by an Administrative Committee appointed by the Board of Directors of the Company. The Administrative Committee is comprised of one or more persons who may be, but need not be, employees or members of the Board of Directors of the Company. The Administrative Committee has appointed First Fidelity Bank, N.A., Pennsylvania as trustee to manage the assets of the Plan. All expenses incident to the operation of the Plan have been paid by the Company.

Participants authorize post-tax payroll deductions which are contributed to the Plan and credited to their individual accounts. Contributions are limited to a maximum of 10% of a participant's earnings, as defined in the Plan, but not
less than $2.00 per payroll period.   For participants covered by collective
bargaining agreements, the maximum contribution is 5% of earnings.
Participants may direct that their contributions be invested in either government securities, Campbell Soup Company capital stock, or Vanguard Windsor mutual fund shares. All Company contributions are directed to Campbell Soup Company capital stock.

              CAMPBELL SOUP COMPANY SAVINGS AND STOCK BONUS PLAN


                         NOTES TO FINANCIAL STATEMENTS
                            JULY 31, 1994 AND 1993

NOTE 2 - DESCRIPTION OF THE PLAN (CONT.)

The Company makes contributions in the amount of 50% of each participant's contributions up to 5% of the participant's earnings, but not in excess of $750 annually per participant. Company contributions are invested in Campbell Soup Company capital stock.

Participants will always be 100% vested in their account, and consequently, their entire account is nonforfeitable. A participant may make a partial withdrawal from the portion of his/her account represented by contributions made at least three years prior to the date of such withdrawal. Also, a participant may withdraw all of his/her account, including his/her respective portion of Company contributions. If a participant withdraws the total value of his/her account, such participant may not make a contribution to the Plan for a period of at least six months following the valuation date of withdrawal.

In the event of Plan termination, each participant will be entitled to receive a benefit in the amount of his/her interest in the Plan, including that portion attributable to Company contributions.

At July 31, 1994, there were 5,345 participating employees. Some of these participants have their accounts invested in more than one investment category and the following presents the number of employees under each program:

                          Discretionary Trust                   1
                        Government Securities                 933
                        Vanguard Windsor Fund                 658
                  Campbell Soup Company Stock               5,345

The Discretionary Trust is not an available investment category for participants' contributions made after March 31, 1977.

              CAMPBELL SOUP COMPANY SAVINGS AND STOCK BONUS PLAN


                         NOTES TO FINANCIAL STATEMENTS
                            JULY 31, 1994 AND 1993

NOTE 3 -  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                                (000s omitted)
                                                                                 July 31, 1994                 July 31, 1993
                                                                                 -------------                 -------------
Net assets available for benefits per the financial
    statements                                                                         $36,041                       $35,118
Amounts allocated to withdrawing partcipants:
    Campbell Soup Company Stock                                                           (536)                         (903)
    Vanguard Windsor Mutual Fund                                                           (50)                          (70)
    Government Securities                                                                  (62)                         (142)
                                                                                 -------------                 -------------
Net assets available for benefits per the Form 5500                                    $35,393                       $34,003
                                                                                 =============                 =============

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

                                                                                                (000s omitted)
                                                                                                July 31, 1994
                                                                                                -------------
Distributions to participants per the financial
    statements                                                                                         $9,764
Add: Amounts allocated to withdrawing partcipants
    at July 31, 1994:                                                                                     648
Less: Amounts allocated to withdrawing partcipants
    at July 31, 1993:                                                                                  (1,115)
                                                                                                -------------
Distributions to participants per the Form 5500                                                        $9,297
                                                                                                =============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to July 31, but not yet paid as of that date.

              CAMPBELL SOUP COMPANY SAVINGS AND STOCK BONUS PLAN


                         NOTES TO FINANCIAL STATEMENTS
                            JULY 31, 1994 AND 1993

NOTE 4 - UNREALIZED APPRECIATION (DEPRECIATION) AND
REALIZED GAINS (LOSSES)

Unrealized appreciation (depreciation) of
investments during the years ended July 31,                                          (000s omitted)
1994, and 1993 is as follows:                                       ---------------------------------------------
                                                                    Campbell Soup      Vanguard     Discretionary
                                                                    Company Stock   Windsor Fund       Trust             Total
                                                                    ----------------------------------------------------------
JULY 31, 1992                                                             $18,221           ($40)            $2        $18,183
Unrealized appreciation (depreciation) of
   investments during the year.....................................        (1,573)           280              1         (1,292)
Less:  Unrealized appreciation(depreciation)
           included in payments and withdrawals....................         2,495             (5)             0          2,490
                                                                    ----------------------------------------------------------
JULY 31, 1993                                                              14,153            245              3         14,401
Unrealized appreciation of
   investments during the year.....................................           894              7              1            902
Less:  Unrealized appreciation
           included in payments and withdrawals....................         2,152             13              0          2,165
                                                                    ----------------------------------------------------------
JULY 31, 1994                                                             $12,895           $239             $4        $13,138
                                                                    ==========================================================

There is no unrealized appreciation (depreciation) in government securities as these securities are carried at cost.

For the year ended July 31, 1994, the aggregate historical average costs of securities sold for Campbell Soup Company Stock and Vanguard Windsor Fund were $110,696, and $101,415, respectively, and the aggregate proceeds for those securities sold were $211,778 and $110,075, respectively.

NOTE 5 - INVESTMENTS

Investments that represent 5% or more of net assets at July 31, 1994 include the following:

                                                                                   (000s omitted)
                                                                         Cost                         Market
                                                                    -------------               ---------------
    Campbell Soup Company Stock                                           $16,282                       $29,177
    Vanguard Windsor Mutual Fund                                            2,592                         2,831
    $100 US Savings Bonds                                                   2,178                         2,178
                                                                    -------------               ---------------
                                                                          $21,052                       $34,186
                                                                    =============               ===============

NOTE 6 - FEDERAL INCOME TAXES

The Plan has received a tax determination letter dated January 13, 1987 indicating it is a qualified plan under Section 401 of the Internal Revenue Code ("IRC"). Accordingly, no provision has been made for Federal or state income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Company has represented that the Plan has been administered in accordance with all provisions of the Code and the Employee Retirement Income Security Act of 1974 ("ERISA") and will be amended and/or restated as necessary to ensure that it remains in compliance with the current laws.

               CAMPBELL SOUP COMPANY SAVINGS AND STOCK BONUS PLAN


                         NOTES TO FINANCIAL STATEMENTS
                             JULY 31, 1994 AND 1993



NOTE 7 - SUBSEQUENT EVENT

Over the next two years the Campbell Soup Company Savings and 401 (k) Plan for Hourly-Paid Employees will be offered to all Campbell manufacturing locations in the United States. Upon acceptance by each location, the Campbell Soup Company Savings and Stock Bonus Plan will be phased out.

Effective August 1, 1994, 475 Paris, Texas participant balances were transferred into the Campbell Soup Company Savings and 401 (k) Plan for Hourly-Paid Employees. The fair value of the assets transferred was $2,975,300. The assets were transferred from First Fidelity Bank, NA to Fidelity Institutional Retirement Services Co. U.S. Savings Bonds were distributed in kind to the participants in the Government Securities investment.

                                                                       EXHIBIT 1


              CAMPBELL SOUP COMPANY SAVINGS AND STOCK BONUS PLAN


                              ITEM 27A FORM 5500
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSE
                                 JULY 31, 1994

                                                                                   (000s omitted)
                                                        Principal amount or                Market
                                                        number of shares / unit   Cost      value   (a)
                                                        ------------------------------------------
CAMPBELL SOUP COMPANY STOCK
   Campbell Soup Co. Stock, $37.00/sh..................        788,556 shares    $16,282   $29,177
   Lexicon Cash Management
         Short-term Investment fund....................         10,370 units          10        10
                                                                               -------------------
                                                                                 $16,292   $29,187
                                                                               ===================

VANGUARD WINDSOR FUND
   Windsor Fund, $ 14.36/sh............................        197,118 shares     $2,592    $2,831
   Lexicon Cash Management
         Short-term Investment fund....................          5,005 units           5         5
                                                                               -------------------
                                                                                  $2,597    $2,836
                                                                               ===================


GOVERNMENT SECURITIES
   $75 U.S. Savings Bonds..............................         15,743 bonds        $590      $590  (b)
   $100 U.S. Savings Bonds.............................         43,551 bonds       2,178     2,178  (b)
   Lexicon Cash Management
         Short-term Investment fund.....................         4,597 units           5         5
                                                                               -------------------
                                                                                  $2,773    $2,773
                                                                               ===================

DISCRETIONARY TRUST
   Lexicon Capital Appreciation
         Equity fund...................................          2,411 units         $23       $27
   Lexicon Cash Management
         Short-term Investment fund....................         20,268 units          20        20
                                                                               -------------------
                                                                                     $43       $47
                                                                               ===================



(a) Market value of mutual fund shares is equal to the net asset value of the shares reported by the fund. Market value is determined by the July 31, 1994 closing sales prices or, in the absence of recorded sales, closing bid prices on the exchange on which the security is primarily traded or, if not traded on an exchange, on the over-the-counter market.


(b)   United States Savings Bonds are carried at cost.

                                                                      EXHIBIT 2




              CAMPBELL SOUP COMPANY SAVINGS AND STOCK BONUS PLAN


                              ITEM 27D FORM 5500
                    SCHEDULE OF REPORTABLE TRANSACTIONS *
                           YEAR ENDED JULY 31, 1994



           PARTY                                NUMBER OF     NUMBER OF   DOLLAR VALUE    DOLLAR VALUE
          INVOLVED              DESCRIPTION     PURCHASES       SALES     OF PURCHASES      OF SALES
          ---------             -----------     ---------       -----     ------------      --------
First Fidelity Bank, N.A.       Campbell Soup          34           2       $4,669,433        $211,777
                                Company Stock


First Fidelity Bank, N.A.       Lexicon Cash          200          122     $29,376,249      $9,796,211
                                Management Fund


           PARTY                                  COST OF      CURRENT VALUE ON     GAIN ON K
          INVOLVED              DESCRIPTION     ASSETS SOLD    TRANSACTION DATE    DISPOSITION
          ---------             -----------     -----------    ----------------   ------------
First Fidelity Bank, N.A.       Campbell Soup      $198,920            $211,777        $12,857
                                Company Stock


First Fidelity Bank, N.A.       Lexicon Cash     $9,796,211          $9,796,211             $0
                                Management Fund




* Series of transactions in excess of 5% of the current value of the Plan's assets as of August 1, 1993 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

                                   SIGNATURES



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        CAMPBELL SOUP COMPANY
                                        EMPLOYEE SAVINGS AND STOCK
                                        BONUS PLAN



                                        By:   /S/ Frank E. Weise, III
                                              ------------------------------
                                              Frank E. Weise, III
                                              Chairman of the Administrative
                                              Committee




Date:   January 18, 1995

                               INDEX OF EXHIBITS




                 Exhibit                                        Page
                 -------                                       ----
I - Consent of Independent Accountants                         17